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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hybrid Trading and Resources, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 W. Jackson Blvd., Suite 1146
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Caffray (312) 913-9750

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Mark Caffray, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hybrid Trading & Resources, LLC as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

MANAGER

Title

Subscribed and sworn to before me this

21 day of February, 2014

LEON SCOTT SCHNAYER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
January 12, 2015

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Members' Equity
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CONTENTS

PAGES

INDEPENDENT AUDITOR'S REPORT 1-2

STATEMENT OF FINANCIAL CONDITION 3

STATEMENT OF INCOME 4

STATEMENT OF CHANGES IN MEMBERS' EQUITY 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7-9

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1 10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 11

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) 12-13

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION 14

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
HYBRID TRADING & RESOURCES, LLC
Chicago, Illinois

We have audited the accompanying financial statements of HYBRID TRADING & RESOURCES, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hybrid Trading & Resources, LLC as of December 31, 2013, and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements and other additional procedures in accordance with auditing standards generally accepted the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 4, 2014

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash	$	619,201
Receivable from clearing broker		400,000
Commissions receivable		77,817
Service fees receivable		614,814
Other receivables		21,246
Equipment, net of accumulated depreciation of $39,812		-
TOTAL ASSETS	$	1,733,078
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	320,874
TOTAL LIABILITIES		320,874
MEMBERS' EQUITY		1,412,204
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,733,078

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

REVENUES		
Service fee income (includes $208,147 in reimbursed expenses)	$	8,108,147
Commission income		1,074,137
Total Revenues		9,182,284
EXPENSES		
Employee compensation and benefits		521,085
Commissions, floor brokerage and execution fees		274,085
Exchange, regulatory and SIPC fees		74,520
Market information		132,878
Rent and utilities		13,800
Professional fees		71,410
Telephone		39,762
Depreciation		1,349
Seat rental		110,700
Regulatory fines (net of prior over accrual)		(25,000)
Travel and entertainment		30,898
Other		56,708
Total Expenses		1,302,195
NET INCOME	$	7,880,089

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

Balance December 31, 2012	$ 1,632,115
Member contributions	-
Member withdrawals	(8,100,000)
Net income	7,880,089
Balance December 31, 2013	$ 1,412,204

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES	
Net income	$ 7,880,089
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	1,349
(Increase) decrease in assets:	
Commissions receivable	89,462
Service fees receivable	185,186
Other receivables	32,411
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(74,125)
Total adjustments	234,283
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,114,372
FINANCING ACTIVITIES	
Member contributions	-
Member withdrawals	(8,100,000)
NET CASH USED IN FINANCING ACTIVITIES	(8,100,000)
NET INCREASE IN CASH	14,372
CASH AT DECEMBER 31, 2012	604,829
CASH AT DECEMBER 31, 2013	$ 619,201

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $0.

Cash payments for income taxes during the year totaled $0.

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

(1) NATURE OF BUSINESS

HYBRID TRADING & RESOURCES, LLC (the "Company"), a Florida Limited Liability Company, operates as an introducing broker that clears all trades on a fully disclosed basis through an outside clearing firm. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC). In addition to the commissions it generates, the Company earns a monthly service fee for certain business introduced to and services provided to an entity affiliated by common ownership.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Equipment
Purchased equipment is recorded at cost and depreciated over estimated useful lives using accelerated methods.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2013.

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

(4) *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2013, the Company had significant concentrations of credit risk which consisted of a deposit with the Company's clearing firm, the receivable for service fees and a cash bank balance in excess of the federally-insured level. These concentrations aggregated to approximately 28%, 44% and 26% of total firm equity, respectively.

(5) *FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2013, the Company had no open financial instruments. At December 31, 2013, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the Company had net capital and net capital requirements of approximately $736,000 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

(7) LOSS CONTINGENCY

The Company has been informed by the Chicago Board Options Exchange (CBOE) that it concluded investigations into various registration and record-keeping matters of the Company. The Company and the CBOE are discussing resolution of these matters including punitive settlements. The likelihood of a material unfavorable outcome is possible. The amount of loss incurred by any such outcome is not presently determinable. A provision for any unfavorable outcome was made in these financial statements in the amount of $80,000. In the opinion of management, the ultimate liability of such possible settlement will not have a material adverse effect on the Company's financial condition.

(8) RELATED PARTY TRANSACTIONS

During the year, the Company earned and received $8,108,147 in service fees, pursuant to an agreement, from an entity affiliated by common ownership.

The Company rents its office space under a cancelable sublease with an entity affiliated by common ownership. Rent expense for the year totaled $13,800.

(9) REVENUE FROM MAJOR CUSTOMER

Service fees earned were derived from one customer, an affiliate, and accounted for approximately 88% of the Company's total revenue for the year ended December 31, 2013.

(10) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 4, 2014, which is the date the financial statements were available to be issued. No events have occurred from the date of the financial statement to February 4, 2014, which would require adjustments to or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2013

NET CAPITAL	
Members' equity	$ 1,412,204
LESS:	
Non-allowable assets	
Commissions receivable, over 30 days old or from non-broker/dealers	(39,297)
Service fees receivable	(614,814)
Other receivables	(21,246)
Total non-allowable assets	(675,357)
NET CAPITAL BEFORE HAIRCUTS	736,847
Haircuts	-
NET CAPITAL	$ 736,847
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
Minimum net capital required (Greater of 2% of aggregate debit items or $250,000)	$ 250,000
EXCESS NET CAPITAL	$ 486,847

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

These schedules are not applicable as HYBRID TRADING & RESOURCES, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
HYBRID TRADING & RESOURCES, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Hybrid Trading & Resources, LLC, (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Chicago Board Options Exchange, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 4, 2014

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
HYBRID TRADING & RESOURCES, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hybrid Trading & Resources, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 , as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 4, 2014

Schultz & Co., LLP

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

PD 1/21/2014
CK# 3002

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066673 CBOE DEC
HYBRID TRADING & RESOURCES LLC 9*9
111 W JACKSON BLVD STE 1146
CHICAGO IL 60604-3890

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 22,243

B. Less payment made with SIPC-6 filed (exclude interest) (13,479)

Date Paid ______

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 8,764

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,764

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,764

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HYBRID TRADING & RESOURCES LLC
(Name of Corporation, Partnership or other organization)

[signature] (MARK CAFFRAY)
(Authorized Signature)

Dated the 21 day of JANUARY, 2014.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,171,400
2b. Additions.	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	274,084
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	274,084
2d. SIPC Net Operating Revenues	$ 8,897,316
2e. General Assessment @ .0025	$ 22,243

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